UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SpectraSite, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

84761M 10 4

(CUSIP Number)

John F. Hartigan, Esq.
Morgan, Lewis & Bockius LLP
300 S. Grand Avenue
Los Angeles, CA 90071
(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84761M 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP Towers, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,181,812 shares of Common Stock

	8.	Shared Voting Power

	9.	Sole Dispositive Power 4,181,812 shares of Common Stock

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,181,812 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,181,812 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,181,812 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,181,812 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,181,812 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,181,812 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,181,812 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (A), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,181,812 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,181,812 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,181,812 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Netherlands Partners V (B), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,181,812 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,181,812 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,181,812 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo German Partners V GmbH & Co. KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,181,812 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,181,812 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,181,812 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,181,812 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,181,812 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,181,812 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,181,812 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,181,812 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,181,812 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 2 supplements and amends the Schedule 13D filed on February 18, 2003, as amended and supplemented by Amendment No. 1 thereto filed on October 10, 2003, by (i) AP Towers, LLC, a Delaware limited liability company (“AP Towers”), (ii) Apollo Investment Fund V, L.P., a Delaware limited partnership (“Investment V”), (iii) Apollo Overseas Partners V, L.P., a limited partnership registered in the Cayman Islands (“Overseas V”), (iv) Apollo Netherlands Partners V (A), L.P., a limited partnership registered in the Cayman Islands (“Netherlands A”), (v) Apollo Netherlands Partners V (B), L.P., a limited partnership registered in the Cayman Islands (“Netherlands B”), (vi) Apollo German Partners V GmbH & Co. KG, a limited partnership registered in Germany (“German V,” and collectively with Investment V, Overseas V, Netherlands A and Netherlands B, the “Funds”), (vii) Apollo Management V, L.P., a Delaware limited partnership (“Management”), and (viii) Apollo Advisors V, L.P., a Delaware limited partnership (“Advisors,” and collectively with AP Towers, the Funds and Management, the “Reporting Persons”) relating to the Common Stock, par value $0.01 (the “Common Stock”) of SpectraSite, Inc. (“SpectraSite” or the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on February 18, 2003.

Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

On February 11, 2004, AP Towers sold an aggregate of 3,700,953 shares of Common Stock pursuant to an underwritten offering as discussed in the registration statement on Form S-1 (File No. 333-112154) filed by the Issuer with the Securities and Exchange Commission on January 23, 2004 (as amended, the “Registration Statement”).  Following such sale, which includes the shares of Common Stock sold by AP Towers pursuant to the exercise of the underwriters’ over-allotment option on February 6, 2004, AP Towers is the record holder of 4,181,812 shares of Common Stock, which represents approximately 8.8% of the outstanding Common Stock of the Issuer.

The shares of Common Stock shown as beneficially owned by each of the Funds include the shares of Common Stock shown as beneficially owned by AP Towers who may be viewed to be controlled by the Funds as a group.  The shares of Common Stock shown as beneficially owned by Management and Advisors include the shares of Common Stock shown as beneficially owned by each of the Funds and AP Towers.  AIFVM may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Towers, each of the Funds and Management.  Capital Management V may also be deemed to beneficially own the shares of common stock shown as beneficially owned by AP Towers, each of the Funds and Advisors.  The number of shares indicated as being beneficially owned by the Reporting Persons does not include certain additional shares of Common Stock that may be issued to AP Towers pursuant to the Plan upon the resolution of certain disputed claims made by third party creditors that remain outstanding against the Issuer.  To the extent that all of such remaining disputed claims are disallowed, AP Towers could acquire up to an additional 32,117 shares of Common Stock.  The Funds, Management, Advisors, AIFVM and Capital Management V disclaim beneficial ownership of the shares of the Issuer’s Common Stock held by AP Towers in excess of their pecuniary interests, if any, and the filing of this Amendment No. 2 to Schedule 13D and any amendment thereto shall not be construed as an admission that any such person is the beneficial owner of, or has any pecuniary interest in, any such securities.

(a)           See the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by the each Reporting Person is based on a total of 47,750,453 outstanding shares of Common Stock, as reported by the Issuer pursuant to the Registration Statement.

(b) See the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.

(c)           There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Amendment No. 2 to Schedule 13D.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On February 5, 2004, AP Towers entered into an Underwriting Agreement with Goldman, Sachs & Co., Bear, Stearns & Co. Inc., Citigroup Global Markets Inc., Lehman Brothers Inc., and Raymond James & Associates, Inc. (collectively, the “Underwriters”), the other selling stockholders named in Schedule II thereto (together with AP Towers, the “Selling Stockholders”) and the Issuer for the sale by the Selling Stockholders of an aggregate of 9,000,000 shares of Common Stock, and, at the election of the Underwriters, up to 1,350,000 additional shares to cover over-allotments (the “Over-Allotment Shares”).  On February 6, 2004, the Underwriters exercised their option to purchase the Over-Allotment Shares.  Closing of the sales occurred on February 11, 2004.  See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Registration Statement, as provided in Item 7 herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Form of Underwriting Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1 (File No. 333-112154) as filed by the Issuer on January 23, 2004).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	February 11, 2004	AP TOWERS, LLC

		BY:	APOLLO MANAGEMENT V, L.P.
as Manager

			By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO INVESTMENT FUND V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO OVERSEAS PARTNERS V, L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO NETHERLANDS PARTNERS V (A), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO NETHERLANDS PARTNERS V (B), L.P.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO GERMAN PARTNERS V GmbH KG & CO.

		By:	APOLLO ADVISORS V, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO MANAGEMENT V, L.P.

		By:	AIF V MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	February 11, 2004	APOLLO ADVISORS V, L.P.

		By:	APOLLO CAPITAL MANAGEMENT V, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President